SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF OF 1934

For fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN

4101 Winfield Road
Warrenville, Illinois 60555

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c. 1 St. James’s Square London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois June 15, 2007
1

EIN 36-1812780 Plan No. 001

BP EMPLOYEE SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS thousands of dollars

	December 31,

	2006	2005

Investment in the BP Master Trust for Employee Savings Plans	$9,365,879	$8,931,387

Participant loans	90,841	99,372

Assets available for benefits, at fair value	9,456,720	9,030,759

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,879	6,858

Assets available for benefits	$9,465,599	$9,037,617

The accompanying notes are an integral part of these statements.
2

EIN 36-1812780 Plan No. 001

BP EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006 thousands of dollars

Additions of assets attributed to:
Participant contributions	$240,373
Company contributions	146,069
Rollover contributions	57,528
Net investment gain – BP Master Trust for Employee Savings Plans	960,425
Transfer of assets from other BP sponsored savings plans	29
Loan interest	6,114
Litigation settlement	4,377

Total additions	1,414,915

Deductions of assets attributed to:
Distributions to participants	984,008
Transfer of assets to Innovene Employee Savings Plan	2,925

Total deductions	986,933

Net increase in assets during the year	427,982

Assets available for benefits:

Beginning of year	9,037,617

End of year	$9,465,599

The accompanying notes are an integral part of this statement.
3

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF THE PLAN

The following description of the BP Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

The Plan, established July 1, 1955, is a defined contribution plan which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, an employee of BP Corporation North America Inc. (the “Company”) or a participating affiliate is eligible to participate in the Plan as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of the Plan. The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”). The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper. The Company is the Plan sponsor and the Company’s Vice President, Human Resources is the Plan administrator.

Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax and/or after tax basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants may elect to invest in numerous investment fund options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched by the Company in the form of cash contributions, which are invested in funds selected by participants. Participants are permitted to rollover amounts into the Plan representing distributions from other qualified plans. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan have restrictions or take discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is

4

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.            DESCRIPTION OF THE PLAN (continued)

dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $724,000 during the year ended December 31, 2006. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company matching contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

Class action lawsuits, filed in 2004 and 2003 seeking recovery of investment losses from the Plan sponsor and an investment manager, were settled during 2006. The Plan’s share of the settlement proceeds amounted to $4,377,000.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

New Accounting Pronouncement.  In December 2005, the Financial Accounting Standards Board issued Staff Position FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). Under the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, contract value is the relevant measurement attribute, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by the FSP, the statement of assets available for benefits presents the Plan’s investment in the Master Trust at fair value, along with the amount necessary to adjust the Plan’s interest in fully benefit-responsive investment contracts held by the Master Trust from fair value to contract value. The December 31, 2005 statement of assets available for benefits has been reclassified to conform with this presentation. The statement of changes in assets available for benefits is prepared on a contract value basis.

5

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Money market investments are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants. Participant loans are valued at cost which approximates fair value.

Investment assets underlying the synthetic guaranteed investment contracts (“synthetic GICs”) are stated at fair value as determined by quoted market prices. The fair value of wrap contracts is determined using the replacement cost method which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged discounted by the prevailing interpolated swap rate as of period end.

3.              PARTICIPANT LOANS

Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s account.

4.            INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated November 5, 2003, with respect to its qualified status under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

6

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

5.             RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6.             MASTER TRUST

All investment assets of the Plan except participant loans are held in the Master Trust with the assets of other BP sponsored savings plans.

The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. There were no amounts borrowed during 2006 or 2005 under the agreement.

The Plan offers a stable value investment option. In connection with this investment option, the Master Trust entered into synthetic GICs that are fully benefit-responsive. The net assets of the Master Trust present the investment in synthetic GICs at fair value, along with the amount necessary to adjust the investment from fair value to contract value. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a fixed rate of interest for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, realized and unrealized gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors impacting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than 0%, are generally reset quarterly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value.

7

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.             MASTER TRUST (continued)

The average yield earned on synthetic GICs as of December 31, 2006 and 2005, based on actual earnings, was 5.40% and 5.12%, respectively. The average yield earned on synthetic GICs as of December 31, 2006 and 2005, based on the interest rate credited to participants, was 4.85% and 4.51%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include (i) amendments to Plan documents or the Plan’s administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plan or the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value reaches zero or upon certain events of default. If the contract terminates due to an issuer default or if the market value of the underlying portfolio reaches zero, the issuer will generally be required to pay any excess contract value at the date of termination. If the Plan defaults in its obligation under the agreements and the default is not cured within the time permitted, the Plan will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs qualify as party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2006 amounted to $791 million and $1,151 million, respectively.

As of December 31, 2006 and December 31, 2005, the Plan’s percentage interest in the Master Trust was 98.48% and 98.55%, respectively. The net assets of the Master Trust as of December 31, 2006 and December 31, 2005, and changes in net assets of the Master Trust for the year ended December 31, 2006 are as follows:

8

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

NET ASSETS thousands of dollars

	December 31,

	2006	2005

Investments at fair value:
BP ADSs	$3,104,307	$3,287,442
Registered investment companies	3,626,087	3,089,405
Common collective trust funds	1,359,194	1,223,761
Money market and short-term investment funds	801,204	805,012
Synthetic guaranteed investment contracts	621,465	654,616

Total investments, at fair value	9,512,257	9,060,236

Receivables:
Dividends and interest	1,008	809
Securities sold	—	2,373

Total assets	9,513,265	9,063,418

Accrued liabilities:
Securities purchased	1,792	—
Fees and expenses	621	362

Total liabilities	2,413	362

Net assets, at fair value	9,510,852	9,063,056

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,904	6,878

Net assets	$9,519,756	$9,069,934

9

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6. MASTER TRUST (continued)

CHANGES IN NET ASSETS FOR THE YEAR ENDED DECEMBER 31, 2006 thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$247,193
Rollover contributions	57,687
Company contributions	149,531
Loan repayments	51,378
Litigation settlement	4,425
Interest and dividends	386,306
Net realized and unrealized appreciation in fair value of investments:
BP ADSs	174,472
Registered investment companies	174,190
Common collective trust funds	241,857

Total additions	1,487,039

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	989,326
Loans to participants	45,378
Administrative expenses	2,513

Total deductions	1,037,217

Net increase in assets during the year	449,822

Net assets:

Beginning of year	9,069,934

End of year	$9,519,756

10

BP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of assets available for benefits as of December 31, 2006 per the financial statements to the Form 5500 (in thousands):

Assets available for benefits as stated in the financial statements	$9,465,599
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,879)

Assets available for benefits as stated in the Plan’s Form 5500	$9,456,720

Following is a reconciliation of net investment gain for the year ended December 31, 2006 per the financial statements to the Form 5500 (in thousands):

Net investment gain as stated in the financial statements	$960,425
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,879)

Net investment gain as stated in the Plan’s Form 5500	$951,546

11

EIN: 36-1812780 Plan No. 001

BP EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule Of Assets (Held At End Of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

* Participant loans	4.00% - 11.25%	N/A	$90,841,053

* Indicates party-in-interest
12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 26, 2007	/s/ Patricia H. Miller

Patricia H. Miller
Vice-President, Human Resources
BP Corporation North America Inc.
13

BP EMPLOYEE SAVINGS PLAN

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm
14